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File No. 82-5227

03003731

January 27, 2003

VIA AIR MAIL

SUPPL

03 FEB 10 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Determination of Issue Price, Exercise Price, Etc. (January 23, 2003)
- Notice of Correction of Information Previously Publicized (January 23, 2003)

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dlw 2/10

(Translation)

File No. 82-5227
January 23, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Yasuhiro Katayama Executive Officer and Division Manager, Administration Division (TEL: 03-5950-3790)

Notice of Determination of Issue Price, Exercise Price, Etc.

Notice is hereby given that with regard to the issuance of new share subscription rights by allocation thereof to the shareholders for value adopted at the meeting of the Board of Directors of Sammy Corporation (the "Company") held on December 26, 2002, the Company has determined the issue price, exercise price, etc., which remained undecided, as described below:

Description

1. Issue price of a new share subscription right: ¥81

2. Application money for a new share subscription right: ¥81

3. Amount per share to be paid in upon exercise of new share subscription rights (Exercise Price): ¥2,976

4. (Initial) issue price of a new share to be issued upon exercise of the new share subscription rights and the amount to be transferred to capital:

   (i) Issue price of a new share of common stock of the Company: ¥3,057

   (ii) Amount of a new share of common stock of the Company to be transferred to capital: ¥1,529

(For reference)

Summary of the new share subscription rights:

1. Number of new share subscription rights to be issued: 5,006,780 rights (Note 1)

2. Aggregate issue prices: ¥405,549,180 (Note 2)

3. Shareholders qualified for new share subscription rights to be granted and the number of new share subscription rights so granted:

   To be allocated to the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of January 31, 2003, at the rate of one (1) new share subscription right to ten (10) shares held by such shareholders.

4. Class of shares to be issued upon exercise of new share subscription rights:

   Shares of common stock of the Company

5. Payment date: April 16, 2003

6. Application period: March 7, 2003 through March 20, 2003

7. Exercise period: July 1, 2003 through June 30, 2006

8. Restriction on transfers of new share subscription rights:

   Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors of the Company. The Company will follow a policy not to approve any transfer thereof in principle, unless any reason acceptable to the Company, such as inheritance, exists.

Note 1: The number of new share subscription rights to be issued was calculated based on the total number of issued shares as of January 17, 2003 as the total number of issued shares may increase upon exercise of the new share subscription rights (stock options) on or prior to the allocation date.

Note 2: The aggregate issue prices were calculated by multiplying the issue price determined on the date hereof, by the said number of new share subscription rights to be issued.

- END -

Attention: This document is a public release to give notice to the public of the issuance of new share subscription rights and is not prepared to solicit investment.

In making investment, any prospective investor must read the securities registration prospectus for the issuance of the new share subscription rights prepared by the Company without fail and act on his/her own judgment.

(Translation)

File No. 82-5227
January 23, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Yasuhiro Katayama Executive Officer and Division Manager, Administration Division (TEL: 03-5950-3790)

Notice of Correction of Information Previously Publicized

Notice is hereby given that with regard to the issuance of new share subscription rights by allocation thereof to the shareholders for value, which was publicized by Sammy Corporation (the "Company") on December 26, 2002, the Company will correct an error in the information thereon, as described below:

Description

To be corrected as follows:

2. Outline of the issuance of new share subscription rights:

(j) Amount of the issue prices of new shares issued upon exercise of the new share subscription rights not to be transferred to capital:

(Before correction)

The amount of the issue price of a new share of common stock of the Company issued upon exercise of the new share subscription rights not to be transferred to capital shall be an amount obtained by deducting from the exercise price (if adjusted, the exercise price as adjusted) an amount to be transferred to capital. The "amount to be transferred to capital" means an amount obtained by multiplying by 0.5 the exercise price (if adjusted, the exercise price as adjusted), with any fraction of one yen occurring upon such calculation rounded upward to the nearest one yen.

(After correction)

The amount of the issue price of a new share of common stock of the Company issued upon exercise of the new share subscription rights not to be transferred to capital shall be an amount obtained by deducting from the issue price an amount to be transferred to capital. The "amount to be transferred to capital" means an amount obtained by multiplying by 0.5 the issue price, with any fraction of one yen occurring upon such calculation rounded upward to the nearest one yen.

- END -

Attention: This document is a public release to give notice to the public of the issuance of new share subscription rights and is not prepared to solicit investment.

In making investment, any prospective investor must read the securities registration prospectus for the issuance of the new share subscription rights prepared by the Company without fail and act on his/her own judgment.